

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2023

Ricardo Camatta Sodré
Chief Financial Officer
VTEX
125 Kingsway, WC2B 6NH
London, United Kingdom

> **Re: VTEX**
> **Form 20-F for the Year Ended December 31, 2022**
> **Filed March 2, 2023**
> **File No. 001-40626**

Dear Ricardo Camatta Sodré:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects
Reconciliation of Non-GAAP Financial Measures
FX Neutral measures, page 93

1. We note that your presentation of most of the income statement line items on an FX neutral basis for all periods presented is inconsistent with the guidance set forth in Question 102.10(c) of the C&DI on Non-GAAP Financial Measures. In future filings, please limit your presentation to certain key non-GAAP metrics on an FX neutral basis.

2. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. In future filings, in connection with your reconciliation of certain non-GAAP metrics on an FX Neutral basis to their most comparable GAAP measures, please disclose the ranges of average monthly exchange rates for all periods presented, including each respective inflation adjustment in countries with hyper-inflation, that were used to apply to the IFRS amounts in order to calculate

what your results would have been had exchange rates remained stable from one year to the next. In this regard, we note your disclosure on page 6.

<u>Notes to the Consolidated Financial Statements</u>
<u>2.3 Segment reporting</u>
<u>a. Segment revenue by region, page F-13</u>

3.   If material, please separately disclose revenues from external customers attributed to an individual foreign country and your basis for revenue attribution. Refer to paragraph 33 of IFRS 8.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology